Robot Consulting Co., Ltd.

October 18, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Mariam Mansaray
Mitchell Austin

Re:	Robot Consulting Co., Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 11, 2024
CIK No. 0002007599

Ladies and Gentlemen:

This letter is in response to the letter dated October 7, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Robot Consulting Co., Ltd. (the “Company,” “we,” “us,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Draft Registration Statement No. 4 on Form F-1 (“DRS No. 4”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note that you ceased providing IT system installation subsidy application consulting and support services, e-commerce store set-up services, advertising services, and outsourcing services, in order to focus your efforts on the expansion of sales of your Labor Robot, e-learning services, and software installation services. We also note your statement that the revenue from your products and services, excluding the sales of Labor Robot, accounted for 89.16% and 81.48% of your total revenue during the fiscal years ended March 31, 2024, and 2023, respectively. It is unclear whether this non-Labor Robot revenue percentage represents the percentage of revenue accounted for by all of the products and services you are no longer offering. Accordingly, please revise here to more clearly state the percentage of revenue accounted for by your ceased products and services for each financial statement period included in your registration statement, as well the percentage of revenue accounted for by the products and services you are continuing to offer.

Response: In response to the Staff’s comments, we revised our disclosure on pages 1, 39 and 49 of DRS No. 4 to clarify the percentage of revenue accounted for by our ceased products and services and the percentage of revenue accounted for by the products and services we are continuing to offer for each financial statement period included in DRS No. 4.

Dilution, page 37

2. We note you disclose your net tangible book value as of March 31, 2024 was negative $785 thousand. Please provide us with a computation of the net tangible book value.

Response: In response to the Staff’s comments, we revised our disclosure on page 37 of DRS No. 4 to correct the net tangible book value from negative $785 to negative $1,231 and provide the computation of the net tangible book value of negative $1,231 thousand.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Amit Takur
Name:	Amit Takur
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC